UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

Schedule 14D-9

Solicitation/Recommendation Statement

Pursuant to Section 14(d)(4) of the

Securities Exchange Act of 1934

RIGHT MANAGEMENT CONSULTANTS, INC.

(Name of Subject Company)

RIGHT MANAGEMENT CONSULTANTS, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

766573109

(CUSIP Number of Class of Securities)

Richard J. Pinola

Chairman of the Board and

Chief Executive Officer

Right Management Consultants, Inc.

1818 Market Street

Philadelphia, Pennsylvania 19103

(215) 988-1588

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copy To:

Barry M. Abelson, Esq.

Pepper Hamilton LLP

3000 Two Logan Square

Philadelphia, Pennsylvania 19103-2799

(215) 981-4000

☐	CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on December 19, 2003 (the “Schedule 14D-9”) by Right Management Consultants, Inc. (“Right”) relating to the offer by Manpower Inc., a Wisconsin corporation (“Manpower”), through its wholly owned subsidiary, Hoosier Acquisition Corp., a Pennsylvania corporation (“Purchaser”), to exchange each outstanding share of Right common stock, par value $0.01 per share (the “Right Common Stock”), for a fraction of a share of Manpower common stock, par value $0.01 per share (“Manpower Common Stock”), upon the terms and subject to the conditions set forth in Manpower’s prospectus contained in the registration statement on Form S-4, as amended (the “Prospectus”), initially filed by Manpower with the SEC on December 19, 2003, and in the related Letter of Transmittal, as amended. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 14D-9.

“The Solicitation or Recommendation—Background of the Offer” is amended and restated in its entirety to read as follows:

Background of the Offer

During the first half of 2003, the Right board of directors began discussing internally the strategic alternatives available to Right to enhance shareholder value. In early June 2003, Right began discussing these alternatives with UBS Securities LLC (“UBS”), an investment banking firm familiar with Right and the career transition and organizational consulting industry. These alternatives included a sale to a strategic buyer, a sale to a financial buyer or remaining as an independent public company. See “The Solicitation or Recommendation—Reasons for the Offer and the Merger” below. As part of its efforts to gauge and solicit interest in the business of Right, UBS arranged introductory meetings between Right and certain potential financial buyers at an investment conference.

These preliminary meetings and subsequent contacts resulted in five prospective financial buyers expressing interest in receiving additional materials regarding Right and in possibly pursuing additional discussions with Right. These parties, including an affiliate of Hellman & Friedman Capital Partners IV, L.P. (“Hellman & Friedman”), signed confidentiality agreements, and each party was provided limited due diligence materials by UBS. Three of these prospective financial buyers subsequently met with the management of Right. Around this time, UBS also contacted Manpower. However, Manpower declined to sign a confidentiality agreement at that time. Also during this time period, Richard J. Pinola, Chief Executive Officer of Right, met with a senior officer of a prospective strategic buyer that we refer to herein as the Third Party.

Between June 25 and 27, 2003, Mr. Pinola continued discussions with the senior officer of the Third Party and, on June 27, 2003, Right received a written, non-binding indication of interest from the Third Party to acquire Right for shares of the Third Party’s stock and cash valued at $16.00 per share. The Right board held a special meeting on June 30, 2003 to consider this indication of interest and to discuss Right’s strategic alternatives generally, and authorized management to retain UBS as Right’s exclusive financial advisor.

On July 1, 2003, Right and UBS executed an engagement letter pursuant to which Right appointed UBS to act as its exclusive financial advisor and capital markets advisor in connection with a potential sale of Right. Pursuant to the engagement letter, UBS agreed to provide financial advice and, if requested, to render an opinion with respect to the fairness of the consideration to be received by the Right shareholders in a sale transaction.

On July 8, 2003, the Third Party executed a confidentiality agreement with Right. Subsequently, on July 16 and 17, 2003, Mr. Pinola and John J. Gavin, President and Chief Operating Officer of Right, held meetings with officers of the Third Party. From July 25 to August 1, 2003, the Third Party conducted due diligence.

During July 2003, UBS also provided certain additional information to three prospective financial buyers. In addition, UBS contacted four prospective strategic buyers, including Manpower, and, at that time, none were interested in pursuing a transaction with Right.

On August 5 and 7, 2003, two financial buyers that had expressed interest in potentially pursuing a transaction with Right informed UBS that they would be unable to provide an offer in excess of $14.00 and $16.00 per Right share, respectively.

On August 7, 2003, UBS reviewed with a senior officer of the Third Party a range of issues in connection with a prospective transaction between it and Right. On that date, Right received a written non-binding indication of interest from the Third Party for $16.00 per Right share in Third Party stock in a tax-free reorganization.

During August and the first half of September, Hellman & Friedman continued its due diligence review of Right and met with certain members of the management of Right.

After continued due diligence by the Third Party, on September 3, 2003, Right received a non-binding written indication of interest from the Third Party for $17.50 per Right share payable in shares of the Third Party’s stock.

On September 4, 2003, the Right board reviewed by conference call the status of this indication of interest in acquiring Right.

On September 12, 2003, senior officers of Right met with senior officers of the Third Party.

On September 17, 2003, Right received a revised proposal from the Third Party to acquire Right for $17.50 either in stock of the Third Party or cash at the election of the buyer. This proposal was subject to the condition that the Third Party obtain agreements in principle with respect to employment arrangements with key Right executives. On that date, the Right board reviewed this latest revised proposal by conference call.

After continued due diligence, on September 22, 2003, Hellman & Friedman, through a company formed by it together with most of the senior officers of Right, submitted a written proposal to acquire Right for $17.00 per share in cash, to be funded with equity and committed debt financing. The Hellman & Friedman offer contained an expiration date of October 17, 2003. In connection with its offer, Hellman & Friedman entered into an agreement with most senior officers of Right that contained a provision which stated that, among other things, such officers would agree not to negotiate or enter into any employment arrangement with any other person while the agreement was effective.

On September 23, 2003, the Right board held a regularly scheduled meeting, and invited representatives of UBS and of Pepper Hamilton LLP, Right’s legal counsel (“Pepper Hamilton”), to attend. During the meeting, representatives of UBS discussed the process that had been conducted to date, and background information on Hellman & Friedman and the Third Party. UBS also compared the proposals from each party and representatives of Pepper Hamilton reviewed with the directors their fiduciary duties under Pennsylvania law. Because the proposal from Hellman & Friedman involved Right officers, the Right board determined to establish a special committee of independent directors, and appointed Catherine Y. Selleck, Rebecca J. Maddox and Oliver S. Franklin to the special committee. The Right board authorized the special committee to, among other things, review and evaluate the strategic alternatives available to Right, negotiate the terms and conditions of a sale, retain counsel and other advisors at Right’s expense and make a recommendation to the full Right board.

On September 23, 2003, Right issued a press release announcing its receipt of the Hellman & Friedman offer, as well as an acquisition proposal from the unidentified Third Party.

On September 24, 2003, the special committee received a letter from the Third Party indicating, with respect to its September 17, 2003 proposal letter to the Right board, that it was willing to be flexible with respect to the condition of employment of some of the officers of Right in light of the involvement of certain officers of Right in the Hellman & Friedman proposal.

On September 25, 2003, Hellman & Friedman and the members of its group filed a Schedule 13D with the Securities and Exchange Commission.

Shortly thereafter, the special committee retained Ballard Spahr Andrews & Ingersoll LLP (“Ballard Spahr”) as its independent legal advisor.

At a meeting held on October 2, 2003, the special committee determined that, because UBS already had an in-depth understanding of Right and its business, because it had already performed a substantial amount of research of the industry and had already conducted a thorough market check of prospective buyers, UBS should be engaged as lead financial advisor to the special committee. The special committee further determined that, because of the prior UBS engagement by Right, it was advisable to retain a second financial advisor to deliver a fairness opinion and, if requested, to provide other services. The special committee directed UBS to update its market check, including contacting parties it had contacted previously that either had not expressed interest or had expressed interest at a price that was not favorable to Right at the time and contacting additional parties that UBS had not previously contacted in July and August.

On October 9, 2003, the special committee, Pepper Hamilton, Ballard Spahr and UBS met with Hellman & Friedman representatives regarding the Hellman & Friedman proposal.

On October 9, 2003, after a discussion of the qualifications and independence of various candidates to serve as the second financial advisor, the special committee determined to engage J.P. Morgan Securities Inc. (“JPMorgan”) to render a fairness opinion and, if requested, to provide additional financial advisory services. This engagement was memorialized in a letter agreement dated October 27, 2003.

On October 16, 2003, the day prior to the stated expiration of the Hellman & Friedman offer, the special committee requested and received an extension of the Hellman & Friedman offer until October 31, 2003. Right issued a press release announcing the extension of the Hellman & Friedman offer, and the special committee provided an update of certain of its activities to the full Right board in a conference call on that date.

In the course of conducting its updated market check process, one of the firms that UBS contacted again was Manpower. On October 16, 2003, with Hellman & Friedman’s approval, Mr. Pinola, on his initiative, met with Mr. Jeffrey Joerres, Chief Executive Officer of Manpower, to determine Manpower’s interest in pursuing a transaction with Right, either alone or in participation with Hellman & Friedman.

On October 17, 2003, the special committee and UBS entered into an amendment to the earlier July 1, 2003 engagement letter, making the special committee the recipient of UBS’s services and modifying the terms of certain fees payable thereunder.

On October 20, 2003, the special committee, Pepper Hamilton, Ballard Spahr and UBS met with officers of the Third Party and its legal and financial advisors regarding its offer.

On October 22, 2003, the special committee met with another representative of the Third Party, and also met with UBS to discuss the status of UBS’s discussions with Hellman & Friedman and the Third Party as well as the results of UBS’s contacts in its updated market check process. UBS requested that Hellman & Friedman and the Third Party submit their revised offers to the special committee by October 29, 2003, which it later extended to October 30, 2003.

On October 23, 2003, the Right board held a meeting at which the special committee provided the full board with an update on certain of its activities in connection with soliciting and evaluating offers.

On October 24, 2003, Manpower orally expressed its interest to the special committee in pursuing a transaction with Right and indicated that it could pay in excess of $17.00 per share. On October 27, 2003, Manpower executed a confidentiality agreement with Right, and the special committee met that day to discuss Manpower’s expression of interest. UBS provided some initial information regarding Right to Manpower.

On October 30, 2003, Right received a letter from the Third Party in which it changed the form of the $17.50 per share consideration payable in its offer to all cash.

On October 31, 2003, the special committee met with UBS. The Hellman & Friedman offer expired that day, as did the agreement with the senior officers of Right that required them not to negotiate any employment with any other person and the offer was not revived. The special committee directed UBS to continue its negotiations with Hellman & Friedman and the Third Party, and to continue to solicit interest from other prospects. The special committee provided an update of certain of its activities to the full Right board in a conference call on that date. Right subsequently issued a press release announcing the expiration of the Hellman & Friedman offer.

On October 31, 2003, Mr. Pinola met with Mr. Joerres and continued to discuss strategic alternatives involving varying levels of Manpower ownership in Right and they were joined during that meeting by a representative of Hellman & Friedman.

On November 2, 2003 and November 3, 2003, the special committee met with UBS to discuss various issues in connection with the proposal from the Third Party.

On November 3, 2003 orally and on November 4, 2003 by letter, the Third Party increased its offer to $18.25 per Right share, subject to the condition that the Third Party enter into employment arrangements with certain senior officers of Right.

On November 3, 2003, Hellman & Friedman sent a letter to Right reaffirming its interest in pursuing a transaction but not indicating any increase in its offer. During the balance of November, UBS continued to have informal, nonspecific discussions with Hellman & Friedman and its financial advisor, as UBS was seeking to regularly gauge any continuing interest of Hellman & Friedman.

On November 5, 2003, the special committee, Pepper Hamilton, Ballard Spahr and UBS met with senior officers of the Third Party regarding its offer. On that date, representatives of the Third Party met with some of the senior officers of Right.

On November 6, 2003, senior management of Right met with Manpower’s senior management and reviewed Right’s business, financial condition, results of operations, prospects and strategy.

On November 10, 2003, Manpower submitted a written, non-binding indication of interest to acquire Right for consideration in the range of $18.50 to $19.00 per share payable in Manpower stock, subject to completion of its due diligence review, entering into employment agreements with key Right officers and various other conditions. Manpower commenced its due diligence activities that day.

From November 12, 2003 to November 14, 2003, Manpower, its legal advisors, Godfrey & Kahn, S.C., and its financial advisor, Robert W. Baird & Co. Incorporated, and other advisors conducted due diligence and held meetings with senior officers of Right.

On November 14, 2003, the special committee held a meeting to discuss the status of discussions with Manpower and the Third Party. The special committee provided an update of certain of its activities to the full Right board in a conference call on that date.

On November 18, 2003, the special committee received a letter from the Third Party informing the special committee that it was decreasing the value of its offer to $17.90 per Right share.

On November 19, 2003, Manpower submitted a written, non-binding confirmation of its interest in acquiring Right for consideration in the range of $18.50 to $19.00 payable in Manpower stock, subject to completion of its due diligence review and various other conditions. On that date, the special committee held a meeting to discuss this letter and the status of the offers from Manpower and the Third Party. Between November 19 and December 10, 2003, Right and the special committee, directly and through their legal and financial advisors, continued negotiations with Manpower to finalize the terms of a potential transaction and the Merger Agreement.

On November 21, 2003, the special committee held a meeting to discuss the offers from Manpower and the Third Party. On that date, the special committee then provided an update to the Right board of certain of its activities in a conference call.

On November 24, 2003, the special committee received a letter from the Third Party increasing its all cash offer to $18.10 per Right share.

On November 24, 2003, Mr. Pinola met with Manpower senior management to discuss the business of Right and employment arrangements for senior officers of Right.

On November 25, 2003, the special committee held a meeting to discuss Manpower’s preliminary proposal. The Third Party called UBS and indicated verbally that it was increasing its offer to $18.25 per Right share payable in cash.

On December 1, 2003, the special committee met with UBS to determine appropriate responses to Manpower and the Third Party.

On December 2, 2003, Manpower submitted a written acquisition proposal which included a stated expiration date of December 5, 2003, to acquire all outstanding shares of Right by means of an exchange offer followed by a merger for $18.75 per share payable in Manpower stock and subject to a collar mechanism.

On December 3, 2003, the special committee held a meeting to discuss the proposal received from Manpower. At the meeting, UBS explained the operation of the collar mechanism, with specific examples of the value of Manpower stock to be received by Right shareholders.

On December 4, 2003, the special committee received a letter from the Third Party confirming its offer of $18.25 in cash with a stated expiration date of December 8, 2003, and stating that it was no longer subject to the condition of reaching agreement on employment matters with Right officers. On that date, the special committee met to discuss the proposals from Manpower and the Third Party.

On December 5, 2003, UBS called the financial advisor to the Third Party to determine if there were any updates to the Third Party’s proposal, which there were not. On that date, the special committee met again to discuss the pending offers and obtained a further briefing from UBS on the key aspects of Manpower’s proposal. Also on that date, the special committee provided an update to the Right board of certain of its activities in a conference call. Following the special committee meeting, UBS called Robert W. Baird to discuss Manpower’s proposal, which had expired on that date, but was informally extended.

On December 8, 2003, the latest proposal from the Third Party expired. On that date, the Right board held a conference call at which it discussed the current status of the potential transaction with Manpower and UBS presented information about Manpower and its common stock. On that date, the special committee met to review the status of the offers from Manpower and the Third Party. The Right board did not pursue a transaction with the Third Party any further because its offer was at a lower price and there was a relative lack of certainty that a transaction with the Third Party would be completed on a timely basis. Specific information about the potential Manpower transaction, including the latest version of the merger agreement, was also distributed to the Right board on that date.

On the morning of December 10, 2003, Mr. Joerres and Mr. Michael Van Handel, the Executive Vice President and Chief Financial Officer of Manpower, attended a meeting of the Right special committee by videoconference during which they discussed and responded to questions from the special committee regarding Manpower and the details of Manpower’s proposal. UBS and JPMorgan then made presentations to the special committee and discussed their respective opinions that the consideration to be received by Right shareholders in the proposed transaction with Manpower was fair, from a financial point of view, to such holders.

The special committee then commenced a discussion of the Manpower offer, including the aforementioned presentations by UBS and JPMorgan and reviewed the factors that they considered to be relevant with respect to the Manpower offer. After due deliberation, the special committee unanimously recommended that the Board of Directors approve the proposed transaction with Manpower.

Subsequently on December 10, 2003, the Right board held a special meeting to review and discuss the proposed business combination with Manpower and the terms and conditions of the Merger Agreement. UBS and JPMorgan each presented various financial analyses and delivered their oral opinions, which were subsequently confirmed in writing, that as of the date of their written opinions and subject to the assumptions and limitations set forth therein, the consideration to be received by the holders of Right common stock in the Offer and the Merger was fair, from a financial point of view, to such holders. Representatives of Pepper Hamilton reviewed the material terms of the Merger Agreement and related documents and advised the directors regarding their fiduciary duties. After considering the terms of the proposed transaction and considering the advice of its financial and legal advisors, the Right board of directors unanimously approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

On December 10, 2003, Manpower and Right executed the Merger Agreement and issued a joint press release announcing the execution of the Merger Agreement.

On December 11, 2003, Manpower and Right held a joint conference call to discuss the transaction.

“The Solicitation or Recommendation—Reasons for the Offer and the Merger” is amended and restated in its entirety to read as follows:

Reasons for the Offer and the Merger

The Right board (i) unanimously approved the Merger Agreement, (ii) has determined that the Merger Agreement, the Offer and the Merger are advisable and fair to and in the best interest of Right, and (iii) recommends that Right shareholders tender their shares in the Offer and vote their shares in favor of the Merger.

The Right board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. Rather, the directors made their respective determinations based on the totality of the information presented to them, and the judgments of individual members of the board may have been influenced to a greater or lesser degree by different factors. In reaching its determination to recommend that shareholders tender their shares in the Offer and vote in favor of the Merger, the Right board received the unanimous recommendation of the special committee that the Right board approve the transaction with Manpower and consulted with management, as well as UBS and JPMorgan, Right’s financial advisors, and Pepper Hamilton, Right’s legal counsel, and considered the following material factors:

•	Throughout the systematic process that Right conducted of evaluating its strategic alternatives, including the proposed transaction with Manpower, the Right board considered possible alternatives to a transaction, including continuing to execute on its strategic plan as an independent company. However, while the Right board considered remaining independent a viable alternative, Right determined that the benefits of a combination with Manpower and the value to be received in connection therewith were significant and outweighed the benefits of remaining an independent company. In particular, Right considered the greater revenue base and financial resources of Manpower, and determined that a transaction with Manpower would result in its business being part of a stronger company because the two entities: (i) operate different but complementary lines of business, and a combination could result in a more diversified business portfolio; (ii) share common global customers and when combined, could offer a broader range of services to these customers; and (iii) operate businesses that could offset the cyclical nature of the businesses and operations of the other, which could result in smoother financial performance. These benefits would not be available to Right if it remained independent.

•	The Manpower offer represents (i) a premium of 17.6% over the closing price on September 22, 2003, the last full trading day before the initial proposal of Hellman & Friedman was announced, (ii) a premium of 23.4% over the five day average market price before September 23, 2003 and (iii) a premium of 33.9% over the thirty day average market price before September 23, 2003.

•	With the assistance of UBS, Right conducted an extensive process, during which Right and UBS were in contact with numerous prospective buyers, and it was determined that Manpower’s offer is the most attractive offer for Right shareholders resulting from this process.

•	The written opinion of UBS delivered to the special committee and the Right board on December 10, 2003, to the effect that, as of that date, and subject to the assumptions and limitations set forth therein, the consideration to be received by the holders of Right Common Stock in the transaction is fair, from a financial point of view, to such holders. The full text of UBS’ written opinion, which sets forth, among other things, assumptions made, matters considered and limitations on the review undertaken, is attached as Annex B and is incorporated in this document by reference. UBS’ opinion is directed to the special committee and the board, addresses only the fairness, from a financial point of view, of the consideration to be received by holders of Right Common Stock in the transaction and does not constitute a recommendation to any shareholders of Right as to whether such shareholders should tender their shares for exchange in the Offer or how such shareholder should vote with respect to the Merger, if such vote is required. Shareholders are encouraged to read the opinion of UBS carefully and in its entirety.

•	The written opinion of JPMorgan delivered to the special committee and the board on December 10, 2003, to the effect that, as of that date, and subject to the assumptions and limitations set forth therein, the consideration to be received by the holders of Right Common Stock in the proposed transaction is fair, from a financial point of view, to such holders. The full text of JPMorgan’s written opinion, which set forth, among other things, assumptions made, matters considered and limitations on the review undertaken, is attached as Annex C and is incorporated in this document by reference. JPMorgan’s opinion is directed to the special committee and the board, addresses only the fairness, from a financial point of view, of the consideration to be received by the holders of Right Common Stock in the proposed transaction and does not constitute a recommendation to any shareholder of Right as to whether such shareholders should tender their shares for exchange in the Offer or how such shareholders should vote with respect to the Merger or any other matter, if such vote should be required. Shareholders are encouraged to read the opinion of JPMorgan carefully and in its entirety.

•	The structure of the Offer and the Merger is intended to qualify as a “reorganization” for U. S. federal income tax purposes, so that the stock of Manpower to be received by Right shareholders in the Offer and the Merger would not create taxable gain or loss to the shareholders.

•	The combined company would be stronger than either company operating independently because of the strategic fit between the lines of business in which Right and Manpower operate, the global nature of where both companies conduct business and the complementary nature of the management teams. The Right board viewed the combination as an effective way to carry on Right’s business and provide it with a competitive advantage as part of a larger organization with broader service offerings, increased diversification, a wider revenue base and deeper financial resources.

•	The consideration to be paid to Right shareholders provides an opportunity for Right shareholders to participate in the potential future growth in the value of the combined company following the Merger as shareholders of Manpower.

•	Manpower and Hoosier Acquisition Corp’s. obligations under the Offer are not subject to any financing condition, and the financial strength of Manpower.

•	Right’s legal advisors had noted that a transaction with Manpower was not likely to present significant antitrust issues.

•	Under the Merger Agreement, Manpower has agreed that the headquarters of Right will be maintained in Philadelphia or in the greater Philadelphia area within Pennsylvania for at least five years.

•	In connection with the submission of its proposal, Manpower communicated its intention to maintain the employment of most Right employees.

•	Right and its representatives may, in certain circumstances, furnish information to, or enter into discussions with, third parties making acquisition proposals not solicited after the date of the agreement.

•	Under the Merger Agreement, the Right board has the right, subject to providing prior notice to Manpower, to withdraw or modify its recommendation in favor of the Merger Agreement and terminate the Merger Agreement if Right receives a superior proposal and the Right board determines, in good faith and after consulting with and taking into consideration the advice of its legal advisors, that it is required to do so in order to comply with its fiduciary obligations to Right under applicable law.

In addition to those set forth above, in the course of its deliberations, the Right board considered a number of additional factors relevant to the Offer and the Merger, including:

•	historical information concerning Right and Manpower and their respective businesses, financial performance, condition, operations, management and position in their respective industries, and information and evaluations regarding the two companies’ strengths, weaknesses and prospects, both before and after giving effect to the Offer and the Merger, which is useful to an analysis of the size, scope and other important attributes of a combined company;

•	current industry, market and economic conditions, including the potential effects of a continued economic recovery, which provide a basis to evaluate the near term prospects of each of Right and Manpower in their respective market segments;

•	current financial market conditions and historical market prices, volatility and trading information for Right common stock and Manpower common stock, and various factors that might affect the market value of Manpower common stock in the future;

•	the effect of the Offer and the Merger on Right customers, who will continue to be served in largely the same manner by a combined company with greater financial resources and a broader array of service offerings; on Right employees, most of whom, Manpower has indicated, are expected to remain employed and not to be relocated; and on other constituencies, such as the communities in which Right operates, which will continue to host Right’s offices; thus, the effects of the Offer and the Merger on customers, employees and other constituencies are viewed as positive and support the Right board’s recommendation; and

•	the terms of the Offer, the Merger Agreement and related agreements, by themselves and in comparison to the terms of other transactions, and the negotiations between Right and Manpower, which provide a basis to conclude that the terms are fair and reasonable.

The potential negative factors the Right board considered include:

•	the possibility that the per share value of the consideration actually received by Right shareholders might be less than the per share price prior to the announcement of the transaction, although not below $17.00 per share;

•	that because the consideration to be paid by Manpower in the Offer and the Merger is Manpower common stock, Right shareholders will be subject to the risks associated with being a Manpower shareholder, as detailed in the Prospectus under the caption “Risk Factors;”

•	that because Right shareholders will receive common stock of Manpower, they will no longer be entitled to share directly, exclusively and entirely in the growth and performance of the Right business, but Right shareholders will nonetheless have the right to continue to share indirectly in the future growth and performance of Right’s business after the closing of the Offer and the Merger as a part of Manpower;

•	that entering into a definitive agreement with Manpower, and that certain provisions of the Merger Agreement, such as the non-solicitation and termination fee provisions, may have the effect of discouraging other prospective buyers from pursuing a more advantageous business combination with Right;

•	the substantial time and effort that Right management has devoted, and will continue to devote, to complete this transaction and to the integration of the businesses;

•	that pursuant to the Merger Agreement, Right is required to obtain Manpower’s consent before it can take a variety of actions during the period of time between the signing of the Merger Agreement and the closing of the Merger, which could prohibit Right from taking actions that it might seek to take if the Merger Agreement were not in effect;

•	the risk that potential benefits and synergies sought in the Merger may not be fully realized, if at all, which could result in the opportunity of Right shareholders to participate in the potential future growth in the value of the combined company not to be realized;

•	the risk that despite the efforts of the combined company, key management personnel of Right might not choose to remain employed by the combined company or employee attrition might occur;

•	the adverse effect on Right’s business, operating results and financial condition and the effect on Right’s ability to attract and retain key management personnel if the Offer and the Merger were not consummated following public announcement that the Merger Agreement had been entered into; and

•	the risk that the operations of Right would be disrupted by employee uncertainty following announcement of the Offer and the Merger.

The Right board concluded, however, that many of these risks could be managed or mitigated by Right or by the combined company or were unlikely to have a material effect on the Offer, the Merger or the combined company, and that, overall, the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.

The foregoing discussion of factors considered by the Right board is not meant to be exhaustive but includes the material factors considered by the board in approving the Merger Agreement and the transactions contemplated by the Merger Agreement and in recommending that shareholders accept the Offer, tender their shares and approve the Merger Agreement and the Merger.

Intent to Tender

Information with respect to the Tender and Voting Agreement between Manpower and certain directors and officers of Right is included in the Prospectus in the section “Terms of the Merger Agreement—Tender and Voting Agreement,” and is incorporated herein by reference. The description of that agreement is qualified in its entirety by reference to the complete text of the agreement, which has been filed as Exhibit 2.2 to the Registration Statement and is incorporated herein by reference.

“The Solicitation or Recommendation—Opinions of Right’s Financial Advisors—Opinion of UBS Securities LLC—Miscellaneous” is amended and restated in its entirety to read as follows:

Miscellaneous

Under the terms of UBS’s engagement, Right will be responsible to pay UBS (i) a transaction fee equal to 1.20% of the transaction value, where the transaction value is equal to the sum of the equity value, or total consideration received in exchange for Right shares, plus the amount of all indebtedness as set forth on the most recent consolidated balance sheet less the amount of cash on such balance sheet (which, based on Right’s consolidated balance sheet as of September 30, 2003, and assuming the Manpower average trading price equals such price as calculated as of January 5, 2004, is currently estimated to be approximately $7.2 million), (ii) an opinion fee equal to $1.1 million, which would be offset against the transaction fee or termination fee, and (iii) a termination fee equal to 25% of any break up fee, expense reimbursement or other compensation payable to Right. In addition, Right has agreed to reimburse UBS for its reasonable expenses, including fees and disbursements of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

Right selected UBS as its financial advisor in connection with the transaction because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and is familiar with Right and its business. UBS is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

In the ordinary course of business, UBS, its successors and affiliates may actively trade the securities of Right and Manpower for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in those securities.

“The Solicitation or Recommendation—Opinions of Right’s Financial Advisors—Opinion of J.P. Morgan Securities Inc.—Miscellaneous” is amended and restated in its entirety to read as follows:

Miscellaneous

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analysis and the application of these methods to the particular circumstances involved. Fairness opinions therefore are not readily susceptible to partial analysis or summary description, and taking portions of the analyses set out above, without considering the analyses as a whole, would, in the view of JPMorgan, create an incomplete and misleading picture of the processes underlying the analyses considered in rendering its opinion. JPMorgan did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation, supported or failed to support its opinion. In arriving at its opinion, JPMorgan considered the results of its separate analyses and, except as mentioned above, did not attribute particular weight to any one analysis or factor. The analyses performed by JPMorgan, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses. These analyses were prepared solely as part of the JPMorgan analysis of the fairness, from a financial point of view, of the consideration to be received by the holders of Right Common Stock in the proposed transaction.

Under the terms of JPMorgan’s engagement, Right will be responsible to pay JPMorgan (i) a transaction fee of $650,000, (ii) a no-go fee of $125,000 if no opinion has been delivered and no transaction has been consummated by December 31, 2004, (iii) an advisory fee equal to $850,000 if the special committee has asked JPMorgan to provide certain financial services, which the special committee has not done to date, and (iv) an incentive fee of 4% of the amount of consideration received by Right shareholders in excess of $17.50 per share if the special committee has asked JPMorgan to provide certain specified financial services, which the special committee has not done to date. Based on the services requested by the special committee to date, Right will be responsible for paying JPMorgan a transaction fee of $650,000, whether or not the transaction with Manpower is consummated. In addition, Right has agreed to reimburse JPMorgan for its reasonable expenses, including fees and disbursements of counsel, and to indemnify JPMorgan and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

The Right special committee selected JPMorgan as its financial advisor because of its reputation as an internationally recognized investment banking and advisory firm with substantial experience in transactions similar to the proposed transaction. As part of its investment banking and financial advisory business, JPMorgan is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

JPMorgan may provide financial advisory and financial services to the combined company and/or its affiliates and may receive fees for the rendering of these services. In the ordinary course of its businesses, JPMorgan may actively trade the securities of Right and/or Manpower for its own account and for the accounts of its customers and, accordingly, JPMorgan may at any time hold a long or short position in these securities.

Item 9. Materials to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended by adding the following thereto:

Exhibit Number	Description
(e)(28)	Letter Agreement dated as of January 8, 2004 between Manpower and Right (incorporated by reference to Exhibit 2.3 to Amendment No. 1 to the Registration Statement on Form S-4 filed by Manpower on January 8, 2004).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

RIGHT MANAGEMENT CONSULTANTS, INC.

By:	/S/ RICHARD J. PINOLA

Richard J. Pinola Chairman of the Board and Chief Executive Officer

Date: January 12, 2004

ANNEX A

RIGHT MANAGEMENT CONSULTANTS, INC.  1818 MARKET STREET  PHILADELPHIA, PENNSYLVANIA 19103  (215) 988-1588

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14F-1 THEREUNDER

Annex A

The twelfth paragraph of the section “The Company—Directors and Executive Officers” of Annex A is hereby amended and restated in its entirety as follows:

“Mr. Franklin has served as President and Chief Executive Officer of the International House of Philadelphia since June 2003. Prior thereto, Mr. Franklin was a consultant to private equity and venture capital firms. Mr. Franklin co-founded in 1998, RISA Investment Advisers, LLC (“RISA”), an investment firm focusing on the RISA Fund and RISA Business Finance. He served as the President of RISA until it was sold in early 2002. Prior to co-founding RISA, Mr. Franklin was a Senior Vice President at The Fidelity Management Trust Company, where he directed a unit that developed new institutional financial products. Also in 1998, he was appointed Her Majesty’s Honorary Consul in Philadelphia. In this position, he is responsible for promoting British diplomatic, investment and consular interest in the region. Mr. Franklin is a member of the Philadelphia Securities Association and The National Association of Securities Professionals.”

The third paragraph of the section “The Company—Board Meetings and Committees” of Annex A is hereby amended and restated in its entirety as follows:

“Audit Committee. The Committee’s principal function is to oversee the Company’s annual audit and financial reporting. Ms. Maddox serves as Chair of this Committee. The Board of Directors adopted a revised Audit Committee Charter on December 12, 2002, a copy of which was attached to the Company’s proxy statement filed on April 3, 2003. Each of the members of the Audit Committee is independent as that term is defined in the listing standards of the New York Stock Exchange.”

A-1